

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Hua Yang
Executive Director, President,
    and Chief Financial Officer.
CNOOC Limited
Bank of China Tower – 65th Floor
One Garden Rod, Central
Hong Kong

> **Re:** **CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 23, 2010**
> **File No. 1-14966**

Dear Mr. Yang:

We have reviewed your letter dated March 7, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Operating Hazards and Uninsured Risks, page 40

1. We note your response to comment one in our letter dated February 23, 2011. Please disclose in future filings the information you provided us in your letters dated October 26, 2010 and March 7, 2011, regarding the remediation plans and procedures you have in place to deal with an oil spill or leak from your offshore operations. In particular, please confirm that you will disclose the information you provided us regarding the resources allocated to your oil spill emergency response handling bases and your partnership with Oil Spill Response Limited.

Closing Comments

  As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  Please contact John P. Lucas at (202) 551-5798 or, in his absence, Alexandra M. Ledbetter, at (202) 551-3317, with any questions.

            Sincerely,

            H. Roger Schwall
            Assistant Director